UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Introduction of Stock Option Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: May 13, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

May 13, 2011

To whom it may concern

Sumitomo Mitsui Trust Holdings, Inc.

(Securities Code: 8309 TSE, OSE, NSE)

Introduction of Stock Option Plan

Sumitomo Mitsui Trust Holdings, Inc. (President: Kazuo Tanabe; hereinafter “SMTH”) hereby announces that it has resolved at the board of directors’ meeting held on May 13, 2011 to make a proposal at the ordinary general meeting of shareholders to be held on June 29, 2011 to introduce stock option plan as follows.

1.	Introduction of stock option plan and proposal at the ordinary general meeting of shareholders

SMTH, The Chuo Mitsui Trust and Banking Company, Limited, Chuo Mitsui Asset Trust and Banking Company, Limited, and The Sumitomo Trust and Banking Co., Ltd. will introduce a stock option plan for directors and executive officers of SMTH, The Chuo Mitsui Trust and Banking Company, Limited, Chuo Mitsui Asset Trust and Banking Company, Limited, and The Sumitomo Trust and Banking Co., Ltd. in order to heighten directors’ and executive officers’ enthusiasm and morale to improve company performance and share price in the medium- and long-term and in order to improve shareholders’ return. SMTH will provide the directors of SMTH, as remuneration, with share acquisition rights as stock options at the maximum amount of 20 million yen (annual amount), and make a proposal at SMTH’s ordinary general meeting of shareholders to be held on June 29, 2011 to require approval of the remuneration for directors pertaining to share acquisition rights as stock options.

2.	Substance of share acquisition rights

The substance of the share acquisition rights as stock options to be allotted to the directors of SMTH will be as described in the exhibit.

End

[Exhibit]

Substance of Share Acquisition Rights allocated to Directors of SMTH

(1)	Type and number of shares that are the subject of share acquisition rights

1,000 shares of SMTH’s common share per one share acquisition right.

Where SMTH conducts a share split or consolidation of shares, the number of shares that are the subject of share acquisition rights shall be adjusted using the following formula. However, that adjustment shall be made only for those shares that are the subject of share acquisition rights that are not exercised at the time of the share split or consolidation of shares. Fractions less than one share arising from the adjustment shall be rounded down.

Number of shares after adjustment	=	Number of shares before adjustment	x	Split/ consolidation ratio

Moreover, if SMTH conducts a merger, company split, share exchange, or share transfer (collectively, the “Mergers, etc.”), or an allotment of shares without contribution, or in any cases where adjustments of the number of shares are required, the number of shares may be adjusted within a reasonable scope by taking into consideration the conditions of the Mergers, etc. or those of the allotment of shares without contribution, or other factors.

(2)	Total number of share acquisition rights

The maximum number of share acquisition rights to be issued within one year from an ordinary general meeting of shareholders shall be calculated by dividing (x) 20 million yen (annual amount) by (y) the price determined by the board of directors based on the fair price of the share acquisition right, which is calculated using the conditions on the allotment date and the stock option price calculation model indicated in the “Accounting Standard for Share-based Payment” publicized by the Accounting Standards Board of Japan (fractions less than a whole number shall be rounded down).

However, if an adjustment mentioned in (1) above is made, the similar adjustment shall be made.

(3)	Amount to be paid-in for share acquisition rights

The amount to be paid-in per share acquisition right shall be the amount determined by the board of directors based on the fair price of the share acquisition right mentioned in (2) above. A director who is allotted a share acquisition right shall, instead of paying the amount to be paid-in, offset the payment with his/ her remuneration claim that he/ she has against SMTH.

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(4)	Amount of assets to be contributed upon the exercise of share acquisition rights

The amount of assets to be contributed upon the exercise of share acquisition rights shall be calculated by multiplying (x) the amount to be paid-in upon the exercise of share acquisition rights per share (the “Exercise Price”) by (y) the number of shares that are the subject of the share acquisition right. The Exercise Price shall be calculated by multiplying 1.05 by the average price of the closing prices for the regular exchange of SMTH’s common share at the Tokyo Stock Exchange for all days (excluding the days on which no transaction is concluded) of the month that is the month preceding the month in which a share acquisition right allotment date (the “Allotment Date”) falls (fractions less than one yen shall be rounded up). However, if the amount is lower than either the closing price for the Allotment Date (the immediately preceding closing price if there is no closing price for the Allotment Date) or 400 yen, then the closing price for the Allotment Date or 400 yen, whichever is higher, shall be the Exercise Price.

Where SMTH conducts a share split or consolidation of shares of its common share, the Exercise Price shall be adjusted using the following formula according to the ratio of a share split or consolidation of shares. Fractions less than one yen arising from the adjustment shall be rounded up.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Split/ consolidation ratio

If SMTH issues a new share of its common share or disposes of its common share held as treasury stock at a price less than the market price (excluding (i) sales of treasury stock under the Companies Act, Article 194 (demand for sale of shares less than one unit made by holders of shares less than one unit), or (ii) conversion or exercise of (a) a certificate to be converted to SMTH’s common share or a certificate convertible to SMTH’s common share or (b) a share acquisition right (including that which is attached to a bond with share acquisition rights) that entitles the holder to demand to be provided with SMTH’s common share), the Exercise Price shall be adjusted by using the following formula. Fractions less than one yen arising from the adjustment shall be rounded up.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	Number of shares	+	Number of shares to be newly issued	x	Amount to be paid-in per share
				issued		Market price
				Number of shares issued		+	Number of shares to be newly issued

In the formula above, the “Number of shares issued” shall be the number obtained by deducting the number of SMTH’s common share held as treasury stock from the total number of outstanding shares of SMTH’s common share. “Number of shares to be newly issued” shall be read as “Number of treasury stock to be disposed of” in the case of disposal of a treasury stock.

Moreover, if SMTH conducts the Mergers, etc., or an allotment of shares without contribution, or in any cases where the above adjustments of the Exercise Price are required, the Exercise Price may be adjusted within a reasonable scope by taking into consideration the conditions of the Mergers, etc. or those of the allotment of shares without contribution, or other factors.

(5)	Exercise period of share acquisition rights

Exercise price is within eight years from the date on which two years have passed from the day immediately following the share acquisition right allotment resolution date. If the last day of the exercise period falls on a SMTH’s holiday, the immediately preceding business day shall be the last day.

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(6)	Conditions for exercising share acquisition rights

1) A share acquisition right holder shall hold office of a director of SMTH at the time of exercising the right. However, this shall not apply if a share acquisition right holder is no longer in office because of retirement due to expiration of term of office or because of other fair reasons.

2) Other conditions for exercising share acquisition rights shall be determined in the share acquisition right allotment agreement that is to be entered into between SMTH and a share acquisition right holder subject to the resolution of the board of directors.

(7)	Restriction on transfer of share acquisition rights

The acquisition of share acquisition rights by transfer shall require approval of the board of directors.

(Reference)

It is planned that, together with the introduction of stock option plan for the directors of SMTH due to this proposal, share acquisition rights as stock options with the same substance as the above-mentioned share acquisition rights will be issued to the executive officers of SMTH, and directors and executive officers of The Chuo Mitsui Trust and Banking Company, Limited, Chuo Mitsui Asset Trust and Banking Company, Limited, and The Sumitomo Trust and Banking Co., Ltd., which are the major subsidiaries of SMTH, in the number determined necessary by SMTH. The amount to be paid-in shall be the amount determined by the board of directors based on the fair price of the share acquisition right mentioned in (2) above.

End

For further information, please contact:

IR Office, Financial Planning Department

Sumitomo Mitsui Trust Holdings, Inc.

Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

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Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our Form F-4 registration statement filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

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